UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a)

Cadiz Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

127537108

(CUSIP Number)

Andrew Druch, Esq.
ING Capital LLC
1325 Avenue of the Americas
New York, New York 10019
(646) 424-6154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 127537108	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ING Groep N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item #3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,828,429(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,828,429(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,429(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1 This number includes (i) 1,728,955 shares issuable upon conversion of the Series F Preferred Stock and (ii) 94,000 shares issued upon the exercise of warrants held by ING Capital LLC on December 23, 2003.

2 Based upon 6,482,541 shares of Cadiz Inc. common stock outstanding, as represented to ING Capital LLC by Cadiz Inc., plus 1,728,955 shares issuable upon conversion of the Series F Preferred Stock.

SCHEDULE 13D

CUSIP No. 127537108	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ING Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item #3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,828,429(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,828,429(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,429(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
CUSIP No. 127537108	Page 4 of 14 Pages

This Amendment No. 1 amends the Schedule 13D previously filed by ING Groep N.V. and ING Capital LLC with the Securities and Exchange Commission on February 14, 2003 with respect to the common stock, $.01 par value per share (the “Common Stock”) of Cadiz Inc., a Delaware corporation (“Cadiz”).

ITEM 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety with the following:

                This statement relates to shares of (i) Common Stock of Cadiz issued upon the exercise of warrants and (ii) Series F Preferred Stock immediately convertible into Common Stock (“Series F Preferred Stock” and, together with the Common Stock, the “Shares”).

                The principal executive office of Cadiz is located at 777 S. Figueroa Street, Suite 4250, Los Angeles, CA 90017, United States of America.

ITEM 2.	Identity and Background.

                (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. (“ING”), a limited liability company organized under the laws of The Netherlands, and ING Capital LLC (“ING Capital”), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING and ING Capital are sometimes referred to herein as “Reporting Persons”.

                ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.

                ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands.

                99.96% of the ordinary shares of ING are owned by, and registered in the name of, Stichting ING Aandelen (the “Trust”) a Netherlands Trust and the issuer of Bearer Depositary Receipts of ING Groep N.V.

                Other than the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.

                (c) The present principal occupation of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 127537108	Page 5 of 14 Pages

                (d) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

                (f) The citizenship of each of the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety with the following:

The Shares which are the subject of this filing on Schedule 13D were issued in consideration for the origination of loans (and subsequent extensions and amendments to the terms thereof) (collectively, the “Lending Transactions”) by ING Capital LLC, formerly ING Baring (U.S.) Capital LLC, to Cadiz and were issued either (i) as warrants to purchase Common Stock of Cadiz, (ii) as common stock or (iii) as Series F Preferred Stock immediately convertible into Common Stock.

ING Capital initially held beneficial ownership of 3,811,864 shares comprised of (i) 136,864 shares of Common Stock, (ii) 2,450,000 warrants, exercisable immediately, to purchase Common Stock and (iii) 1,250,000 shares of common stock issuable upon conversion of the indebtedness of Cadiz Inc.(3)

On December 15, 2003, Cadiz effectuated a 25-for-1 reverse split of its Common Stock. In addition, on December 15, 2003, Cadiz issued 100,000 shares of Series F Preferred Stock to ING Capital LLC in connection with an amendment to terms of the Lending Transactions in exchange for the convertible debt of Cadiz held by ING Capital.(4) These shares of Series F Preferred Stock are immediately convertible into 1,728,955 shares of Common Stock. Pursuant to the Certificate of Designations governing the Series F Preferred Stock, the holders of the Series F Preferred Stock, voting as a single class, have the right to elect, and have seated, two persons to serve as directors of Cadiz. ING Capital LLC is currently the sole holder of the Series F Preferred Stock. On January 30, 2004, ING Capital LLC designated P.R. Burnaman II and Geoffrey W. Arens to serve as directors of Cadiz.

SCHEDULE 13D

CUSIP No. 127537108	Page 6 of 14 Pages

On December 23, 2003, ING Capital LLC exercised 2,350,000 warrants(5) at $0.25 per share for a total of 94,000 shares of Common Stock of Cadiz.

3	These shares were originally issued to Middenbank Curacao N.V., an indirect subsidiary of ING and an affiliate of ING Capital. As of January 31, 2003, all of such securities were transferred from Middenbank Curacao N.V. to ING Capital LLC. ING Groep N.V. does not directly hold any shares of Cadiz Inc.

4	ING Capital initially held convertible indebtedness of Cadiz Inc. entitling ING Capital to receive 1,250,000 shares of common stock issuable upon conversion.

5	75,000 warrants expired on April 30, 2003.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety with the following:

As noted above, the Shares which are the subject of this filing on Schedule 13D were acquired from Cadiz in connection with the origination of loans (and subsequent extensions and amendments to the terms thereof) by ING Capital LLC, formerly ING Baring (U.S.) Capital LLC.

On February 11, 2003, in the course of a periodic management review of its various lending and investment activities, ING Capital LLC concluded that, in light of the financial condition of Cadiz and the filing by Sun World International, Inc., one of Cadiz’s material subsidiaries, for judicial protection from its creditors pursuant to Chapter 11 of the United States Bankruptcy Code, ING Capital LLC may, in the future, utilize the rights afforded to it as a holder of Cadiz’s equity securities, to maximize its potential recovery of, and return on, its investment.

                As noted under Item #3, the holders of the Series F Preferred Stock, voting as a single class, have the right to nominate, and have seated, two persons to serve as directors of Cadiz. ING Capital LLC is currently the sole holder of the Series F Preferred Stock. ING Capital LLC has nominated P.R. Burnaman II and Geoffrey W. Arens to serve as directors of Cadiz. Messrs. Burnaman and Arens will fulfill their fiduciary duties to Cadiz, its shareholders and those other constituencies to whom fiduciary duties are owed.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

                (a) The total number of Shares that ING and ING Capital beneficially own is 1,828,429, which represents 22.3% of Cadiz’s total outstanding Shares. Cadiz has (i) 6,482,541 (1) shares of common stock issued and outstanding and (ii) 1,728,955 shares of Common Stock issuable upon conversion of the Series F Preferred Stock.(2)

                (b) See items #7, #8, # 9 and #10 on pages 2 and 3.

                (c) On December 23, 2003, ING Capital LLC exercised 2,350,000 warrants at $0.25 per share for a total of 94,000 shares of Common Stock of Cadiz.

SCHEDULE 13D

CUSIP No. 127537108	Page 7 of 14 Pages

                (d) Except as set forth in this Amendment to Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares covered by this Amendment to Schedule 13D.

                (e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                See items #3 and #4.

ITEM 7.	Material to be Filed as Exhibits.

                Exhibit 1: Joint Filing Agreement
                Exhibit 2: Power of Attorney

SCHEDULE 13D

CUSIP No. 127537108	Page 8 of 14 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2004.

ING GROEP N.V.
By:	/s/ Henricus J. Bruisten

	Name: Title:	Henricus J. Bruisten Assistant General Counsel

By:	/s/ Bert H. Uyttenbroek

	Name: Title:	Bert H. Uyttenbroek Compliance Officer

ING CAPITAL LLC
By:	/s/ Henricus J. Bruisten

	Name: Title:	Henricus J. Bruisten Attorney-in-fact

By:	/s/ Bert H. Uyttenbroek

	Name: Title:	Bert H. Uyttenbroek Attorney-in-fact

SCHEDULE 13D

CUSIP No. 127537108	Page 9 of 14 Pages

Annex 1

DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, EXECUTIVE
OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V.,
MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V AND MEMBERS OF
THE MANAGEMENT BOARD OF STICHTING ING AANDELEN.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC (“ING Capital”), each member of the Supervisory Board of ING Groep N.V. (“ING”), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting ING Aandelen, (formerly known as Stichting Administratiekantoor ING Groep, the “Trust”), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust and each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital.

ING GROEP N.V.

NAME, POSITION WITH ING GROEP N.V. AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Ewald Kist, Chairman of Executive Board	Chairman of the Executive Board since May 2, 2000. Vice-Chairman of the Executive Board since April 1, 1999, and member of the Executive Board since May 8, 1998.

Cees Maas, Member of Executive Board	Chief Financial Officer since 1996 and member of the Executive Board since 1992.

SCHEDULE 13D

CUSIP No. 127537108	Page 10 of 14 Pages

NAME, POSITION WITH ING GROEP N.V. AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Alexander Rinnooy Kan, Member of Executive Board	Member of the Executive Board since September 1996.

Michel Tilmant, Vice-Chairman of Executive Board Belgian	Member of the Executive Board since May 8, 1998. Vice-Chairman of the Executive Board since May 2, 2002, and Chairman of the Executive Committee of ING Europe since January 1, 2000.

Frederick Hubbell, Member of Executive Board American	Member of the Executive Board since May 2, 2002. Chairman of Executive Committees of ING Americas and ING Asia/Pacific since January 2000.

Cor Herkstroter, Chairman of Supervisory Board	Chairman of the Supervisory Board since May 1999 and member since May 1998.

Luella Gross Goldberg, Member of the Supervisory Board American	Member of Supervisory Board since April 2001.

Paul van der Heijden, Member of the Supervisory Board	Member of the Supervisory Board since May 1995. Rector Magnificus and Professor of Labor Law and Industrial Relations at the University of Amsterdam

Adrianus Gerardus Jacobs, Member of Supervisory Board	Member of the Supervisory Board since June 1998.

Godfried van der Lugt Member of Supervisory Board	Member of the Supervisory Board since April 2001.

Paul Baron de Meester, Member of Supervisory Board Belgian	Member of the Supervisory Board since May 1998.

Willem Kok, Member of Supervisory Board	Member of the Supervisory Board since April 2003.

Klaus Dieter Hoffman, Member of the Supervisory Board German	Member of Supervisory Board since April 2003.

Jan Timmer, Member of Supervisory Board	Member of the Supervisory Board since October 1996.

Karel Vuursteen Member of the Supervisory Board	Member of the Supervisory Board since April 2002.

SCHEDULE 13D

CUSIP No. 127537108	Page 11 of 14 Pages

ING CAPITAL LLC

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

David Duffy Irish	President and Chief Executive Officer (5)

John Egan	Chief Financial Officer (5)

John Cirrito	Senior Managing Director and Chief Operating Officer (5)

Andrew Druch	General Counsel, Secretary and Managing Director (5)

(5) Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.

SCHEDULE 13D

CUSIP No. 127537108	Page 12 of 14 Pages

STICHTING ING Aandelen

NAME, POSITION WITH THE TRUST AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

J.W.M. Simons Chairman	Member and Chairman since September 1, 1997.

T. Regtuijt Member	Member since May 12, 1996.

H.J. Blaisse Member	Member since December 1, 1999.

A.H.J. Risseeuw Member	Member since August 1, 2001.

J.J.M. Veraart Member	Member since August 1, 2001.

SCHEDULE 13D

CUSIP No. 127537108	Page 13 of 14 Pages

Exhibit 1

Joint Filing Agreement
Pursuant to Rule 13d-1(k)

        The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13D, and any amendments thereto, be filed on their behalf by ING Groep N.V.

        Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: January 30, 2004.

ING GROEP N.V.
By:	/s/ Henricus J. Bruisten

	Name: Title:	Henricus J. Bruisten Assistant General Counsel

By:	/s/ Bert H. Uyttenbroek

	Name: Title:	Bert H. Uyttenbroek Compliance Officer

ING CAPITAL LLC
By:	/s/ Henricus J. Bruisten

	Name: Title:	Henricus J. Bruisten Attorney-in-fact

By:	/s/ Bert H. Uyttenbroek

	Name: Title:	Bert H. Uyttenbroek Attorney-in-fact